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                            February 9, 2023

       Eli Spiro
       Chairman and Chief Executive Officer
       Nauticus Robotics, Inc.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Nauticus Robotics,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-267375

       Dear Eli Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity, page 63

   1. We note your response to prior comment 2 and your assertion that the company's available cash on-hand together
with the revenue from its existing and new contracts and the ability to reduce costs as
necessary will provide [the company] with sufficient cash from operations to meet its
obligations for at least one year from the issuance date of this report. Please provide
more context regarding the company's sources of liquidity. For example, given that the
company has experienced production delays and that certain
                                                        contractual options by
customers have been delayed, disclose the extent to which the company is dependent
upon revenue from new contracts to meet its obligations. Also
 Eli Spiro
Nauticus Robotics, Inc.
February 9, 2023
Page 2
      disclose with specificity how the company would generate cash by reducing costs and how any reduction in costs would affect the company's operations. Refer to Item
      303(b)(1) of Regulation S-K.
Summary Compensation Table, page 87

2. Revise to include updated executive compensation disclosure for the fiscal year ended
      December 31, 2022.
      Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                          Sincerely,
FirstName LastNameEli Spiro
                                                          Division of
Corporation Finance
Comapany NameNauticus Robotics, Inc.
                                                          Office of Technology
February 9, 2023 Page 2
cc:       Michael Blankenship
FirstName LastName